Exhibit 99.1

Leading Independent Proxy Advisory Firms Recommend Alamos and AuRico Shareholders Vote in Favour of Proposed Plan of Arrangement

TORONTO, June 11, 2015 /CNW/ - Alamos Gold Inc. ("Alamos") (TSX/NYSE:AGI) and AuRico Gold Inc. ("AuRico") (TSX/NYSE: AUQ) today announced that Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC ("Glass Lewis"), two leading proxy advisory firms, have recommended that both Alamos and AuRico shareholders vote FOR the plan of arrangement to combine the two companies at their special meetings of shareholders to be held on June 24, 2015.

ISS and Glass Lewis cited the sound strategic rationale behind the transaction and favourable market reaction in recommending Alamos and AuRico shareholders vote in favour of the plan of arrangement to merge the two companies.

ISS is the leading provider of corporate governance solutions to the global financial community. More than 1,700 institutional clients rely on the expertise of ISS to help them make more informed investment decisions on behalf of their shareholders.

Glass Lewis is a leading, independent, governance analysis and proxy voting firm, serving more than 900 institutional investors globally.  Glass Lewis focuses their research on the long-term financial impact of investment and proxy vote decisions and assists institutional investors to make sound decisions by uncovering and assessing governance, business, legal, political and accounting risks.

Attention Alamos and AuRico Shareholders

AuRico and Alamos shareholders are reminded to vote their proxy before 10:00 a.m. and 11:00 a.m. (Eastern time), respectively, on Monday, June 22, 2015.  Alamos and AuRico's Board of Directors unanimously recommend that their shareholders vote in favour of the proposed transaction. For more information and assistance in voting your proxy, please contact Kingsdale Shareholder Services at 1-800-775-5159 or by email at contactus@kingsdaleshareholder.com.

About Alamos Gold

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol "AGI".

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

For further information please visit the Alamos and AuRico websites at www.alamosgold.com and www.auricogold.com:

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Alamos Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos' Annual Information Form and other Alamos filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AuRico Cautionary Statement

This press release may contain forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.

All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Readers should refer the section entitled the Risk Factors in our latest MD&A and other filings available on SEDAR and EDGAR, which set out the material factors that would cause results to differ.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: Scott Parsons, Vice President, Investor Relations, Alamos Gold Inc., 416-368-9932 x439, sparsons@alamosgold.com; Anne Day, Vice President, Investor Relations & Communications, AuRico Gold Inc., 647-260-8880, anne.day@auricogold.com

CO: AuRico Gold Inc.

CNW 10:45e 11-JUN-15